Exhibit 99.1

Ballard Power Systems Inc. News Release

DaimlerChrysler and Ford to Invest CDN $55 Million in Ballard Power Systems

For Immediate Release – December 17, 2004

Vancouver, Canada – Ballard Power Systems (TSX:BLD, NASDAQ: BLDP) today announced it has exercised its right to call a CDN $55 million investment from its Vehicular Alliance partners, DaimlerChrysler AG and Ford Motor Company, pursuant to a Call Agreement entered into by the parties on December 31, 2003.  DaimlerChrysler will purchase 2,431,388 common shares of Ballard at CDN $12.34 per share, for an aggregate purchase price of CDN $30 million.  Ford will purchase 2,026,157 common shares of Ballard at CDN $12.34 per share, for an aggregate purchase price of CDN $25 million.  Under the Memorandum of Understanding between the parties dated July 8, 2004, if Ballard did not call the investment before year end, the share price would have reset to market price.  The transaction is expected to close the first week of January 2005.

“This investment is a strong indication of our Alliance partners’ continued commitment to automotive fuel cells and their continued support of Ballard,” said Dennis Campbell, Ballard’s President and Chief Executive Officer.  “Discussions with respect to the transaction announced on July 8 of this year are ongoing and we continue to expect completion in the first half of 2005.”

About Ballard Power Systems

Ballard Power Systems is recognized as the world leader in developing, manufacturing and marketing zero-emission proton exchange membrane fuel cells.  Ballard’s mission is to develop fuel cell power as a practical alternative to internal combustion engines through technology leadership.   To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

For further information, please contact Michelle Cormack or Rebecca Young at 604-454-0900.

This release contains forward-looking statements that are based on the belief of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  When used in this release, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect,” “plan,” “predict,” “may,” “should,” “will,” the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements.  Such statements reflect the current view of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements.

Ballard, the Ballard logo and Power to Change the World are registered trademarks of Ballard Power Systems Inc.  The names of actual companies and products mentioned herein may be the trademarks of their respective owners.

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Michael Rosenberg	Media Relations	Marketing Department	Burnaby BC V5J 5J9
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